FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated June 11, 2026

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 4 February 2026 (official registry number 3077) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 4 and 10 June (both inclusive).

The cash amount of the shares purchased to 10 June 2026 as a result of the execution of the Buyback Programme amounts to 3,256,642,080 Euros, which represents approximately 64.7% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 17.1% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
04/06/2026	SAN	Purchase	XMAD	2,802,684	10.6847
04/06/2026	SAN	Purchase	CEUX	1,500,000	10.6860
05/06/2026	SAN	Purchase	XMAD	2,352,232	10.7605
05/06/2026	SAN	Purchase	CEUX	1,200,000	10.7601
05/06/2026	SAN	Purchase	AQEU	192,929	10.7502
08/06/2026	SAN	Purchase	XMAD	4,140,498	10.6561
08/06/2026	SAN	Purchase	CEUX	1,981,645	10.6569
08/06/2026	SAN	Purchase	TQEX	148,484	10.6526
08/06/2026	SAN	Purchase	AQEU	301,932	10.6612
09/06/2026	SAN	Purchase	XMAD	2,755,418	10.7073
09/06/2026	SAN	Purchase	CEUX	1,226,247	10.6914
10/06/2026	SAN	Purchase	XMAD	5,482,844	10.4961
10/06/2026	SAN	Purchase	CEUX	2,383,000	10.4951
10/06/2026	SAN	Purchase	TQEX	245,000	10.4945
10/06/2026	SAN	Purchase	AQEU	663,000	10.4953
			TOTAL	27,375,913

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 11 June 2026

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 04/06/2026 and 10/06/2026 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-04-a-10-junio-2026-es.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	June 11, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance